



AEROJET ROCKETDYNE
The Rocket Company

Presented to Employee on May 28, 2016

SEPARATION AGREEMENT AND GENERAL RELEASE

1. **Parties**. The parties to this Separation Agreement and General Release ("Agreement") are myself, Christopher C. Cambria, the employee ("my", "I", "me), and Aerojet Rocketdyne Holdings, Inc. ("AR" or "Company"), the employer.

2. **End of Employment**. My employment with the Company ended on April 8, 2016 ("Separation Date") and thereafter, the Company will have no obligation to recall or rehire me. I understand that I must not sign this Agreement before my Separation Date. Regardless of whether I sign this Agreement, I will receive my base salary through my Separation Date and all accrued, unused vacation time, if any, that I have as of my Separation Date.

3. **Separation Pay and Benefits**. As consideration for my promises in this Agreement, including the General Release of claims in paragraph 4, the Company agrees to provide me, in accordance with the Aerojet Rocketdyne Involuntary Separation Pay Plan ("Plan") with the following consideration set forth below:

- **Separation Pay:** Separation Pay in the amount of $69,608.10, which represents 10 weeks of base salary in the form of a lump sum payment, minus applicable deductions and withholdings, by check made payable to me. The Company will issue an IRS Form W-2 to me reflecting this payment.

- **Pro-rated Short Term Incentive Plan Payment:** A pro-rated short term incentive plan (STIP) payment based on the time I worked in the 2016 performance period, payable in Q2 2017 in conjunction with any normal course incentive payment to active employees, if the Company achieves its performance metrics and its board of directors approves payment to any participants for the 2016 performance cycle. Under the STIP terms for the 2016 performance cycle, 90% of the incentive award is based on business performance and 10% is based on personal factors. Personal factors apply only when the business has met its performance metrics at a threshold achievement level. For purposes of any award calculation, I will be credited with a full personal factor achievement of 10% if the business meets its performance metrics at a threshold achievement level or higher.

- **Continued Benefits:** Continued participation, without any required contributions from me (but subject to all other plan terms, including co-payments and deductibles) in the GenCorp Medical Plan, GenCorp Dental Plan, and the GenCorp Vision Plan (the "Benefit Plans") in which I and my dependents are enrolled prior to my Separation Date until December 31, 2016. I will remain eligible during this period to elect continuation of coverage pursuant to the Consolidated Omnibus Reconciliation Act of 1986 ("COBRA").

- **Outplacement:** Executive outplacement services provided by the Company-designated outplacement firm for a period of 3 months starting no later than 90 days from the date this Agreement becomes effective.

I agree that the separation pay and benefits constitute valid and sufficient consideration for the promises by me contained herein and that the Company was not otherwise obligated to provide these.

Time of Payment: The Company obligations to provide me separation pay and benefits become due the day after the applicable revocation period ends, provided I have not revoked this Agreement. I understand

Employee Initial: CC



that once I sign this Agreement, the Company will issue me my Separation Pay within 15 business days after the 7-day revocation period expires.

4.   **General Release.** On behalf of myself, and my family, heirs, beneficiaries and anyone acting on my behalf, I release the Company (its parents, subsidiaries, affiliates, predecessors, successors and any other entity related to it) and all of its and their past and present directors, officers, employees and anyone else acting for any of them (all together below called "Releasees") from any claims of any type, known or unknown, suspected or unsuspected, arising out of anything to do with my employment or the end of my employment, to the fullest extent allowed by law, based upon any act or omission through and including the date that I sign this Agreement. This means I give up these claims, including but not limited to claims for:

- any pay/compensation/benefits/equity such as bonuses, commissions, unvested equity grants, expenses, incentives, insurance, paid/unpaid leave/time off, profit sharing, salary, separation/severance pay/benefits (except under the Plan), stock or wages (whether under the Fair Labor Standards Act or otherwise); or any actual, compensatory, emotional, exemplary, punitive damages, attorney fees, costs, interest or penalties;

- any violation of its personnel policies, procedures, handbooks, any covenant of good faith and fair dealing, any express or implied employment contracts, covenants, promises or duties, intellectual property or other proprietary rights;

- unlawful or tortious action/inaction such as assault; battery; background check violations; defamation; detrimental reliance; disclosure violations; false imprisonment; fiduciary duty breach; fraud; impairment/loss of business/economic opportunity; indemnification; intentional/negligent infliction of emotional distress/mental anguish; interference with contractual/legal rights; invasion of privacy; libel, loss of consortium; misrepresentation; negligence (including negligent hiring/retention/supervision); personal injury; promissory estoppel; public policy violation; retaliatory discharge; safety violations; slander; termination/other notice violations; tortious interference; posting violations; records-related violations; reporting violations; wrongful discharge; or any other federal, state, local or common law matters, including claims under the Worker Adjustment and Retraining Notification Act (WARN);

- discrimination and harassment based on accommodation failure, age (including the Age Discrimination in Employment Act and Older Workers Benefit Protection Act) ("ADEA"), ancestry, benefit entitlement, citizenship, color, concerted activity, disability, ethnicity, gender, genetics, gun rights, immigration status, income source, jury duty, leave rights (including the Family Medical Leave Act and state law family leave acts), marital status, military status, national origin, parental status, perception of a protected characteristic, political affiliation, protected off-duty conduct, race, religion, retaliation, sex, sexual orientation, smoker rights, union activity, veteran status, voting activity, whistle blower activity, other legally protected status or activity; or any allegation that payment under this Agreement was affected by any such discrimination;

- any right to bring, or to be a member of, any class or collective action against the Company.

5.   **Unknown Claims.** This Agreement releases known and unknown claims arising before I sign this Agreement. I also waive all rights under California Civil Code § 1542, which provides: "A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor."

6.   **Release Exclusions/Employee Protections.** Paragraphs 4, 5, and 7 of this Agreement exclude: (i) claims arising after I sign this Agreement; (ii) claims for breach of this Agreement; (iii) claims for shares already vested or benefits already vested under the Benefit Restoration Plan (non-qualified 401(k) continuation) and Deferred Bonus Plan; (iv) my right to timely exercise 20,000 vested but unexercised stock

Employee Initial:



appreciation rights (SARs) that were granted to me on September 12, 2011 (grant no. 0000000002283); and (v) claims that cannot be waived, such as for unemployment or worker's compensation benefits. Nothing in this Agreement limits my rights to file a charge with any administrative agency or to participate in an agency investigation or other administrative proceeding. However, I give up all rights to any money or other economic or personal benefit from any administrative charge, investigation, or proceeding.

7. **Promise Not To Sue.** A "promise not to sue" means I promise not to bring a claim, as defined in Paragraph 4, against any Releasee in court, arbitration or in any other forum. This is different from the General Release above. Besides releasing claims covered by that General Release, I agree never to sue any Releasee based on any claim covered by that General Release. If I sue a Releasee in violation of this Agreement: (i) I shall be required to pay that Releasee's reasonable attorneys' fees and other litigation costs incurred in defending against my suit; or alternatively (ii) the Company can require me to return all but $100.00 of the money and benefits paid to me under this Agreement. In that event, the Company shall be excused from any remaining obligations that exist solely because of this Agreement.

8. **Whistleblowing.** I agree that it is the Company's policy to comply with all applicable laws and regulations, including its own policies. I have reported to the Company any violations I know or suspect by anyone.

9. **Return of Company Property.** I have returned (or will before I get any separation pay/benefits) all of ~~the~~ the Company's property I had or controlled, including any confidential information, privileged communications, business equipment, credit cards, keys, computers, ~~one multi-purpose printer/scanner/copier/fax machine,~~ personal digital devices, software, memory devices or work product (including attorney work product). The Company's property includes all originals plus hard and soft copies of all documents I had access to in my employment, such as e-mails, facsimiles, files, handbooks, letters, manuals, memoranda, power points, records and reports. I represent and agree that between March 16 and 31, 2016, I reviewed with Joanne Keeter the location of (and any passwords applicable to) all of the documents of which I am aware that relate to matters on which I have worked for the Company and provided to her all of my working papers and files. Should I require any documents to fulfill my responsibility under Paragraph 10, I will obtain such documents from the Company at the time my services are required.

10. **Future Cooperation.** I agree to make myself available to assist the Company with my transition as well as with any investigations, legal claims, or other matters concerning anything related to my employment. I specifically agree to make myself available to the Company upon reasonable notice for interviews and factual investigations, to testify without requiring service of a subpoena or other legal process, to voluntarily provide the Company any employment-related documents in my possession or control, and to complete rendering legal advice with regard to legal matters in which I have served as legal counsel to the Company. "Cooperation" does not mean I must provide information favorable to the Company; it means only that I will provide information within my possession or control, upon the Company's request. If the Company requests my cooperation, it will reimburse me for reasonable time at the rate of $250 per hour and reasonable travel from and to my New Jersey residence (or other pre-approved business) expenses, provided I promptly submit appropriate documentation. I understand and agree that the Company does waive, and that I cannot waive, any attorney-client privilege held by the Company or attorney work product protection that applies to any legal services that I performed in the past or will perform in the future for the Company as an outside legal counsel. I will maintain my license to practice law during all times I render legal advice to the Company and will promptly notify applicable State and other Bar authorities of my change of employment. Nothing in this Paragraph requires the Company to retain me to perform legal services in the future.

11. **Non-Admission.** Neither the Company's offer of this Agreement nor any payment under this Agreement is an admission that I have, or that my heirs or anyone else has, any viable claim against the Company or any other Releasee or that any Releasee admits any liability.

12. **Non-Disclosure.** This Agreement is strictly confidential. Any disclosure by me will cause the Company irreparable harm that money cannot undo. Accordingly, violation of this section will entitle the Company to

*** I am still in possession of an multi-purpose printer/scanner/copier/fax machine sent by th

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Company to my N.J. residence. The Company can arrange to have it picked up if it requires it back. *OCA*

Employee Initial: **OCA**



temporary and permanent injunctive relief. Except as required by law, I have not disclosed and will not disclose any term of this Agreement, including any payment under this Agreement, to anyone except my immediate family members and my legal/financial advisors. Each of them is bound by this non-disclosure provision, and a disclosure by any of them is a disclosure by me.

13. **Confidential Company Information.** I will not disclose or use any Confidential Company Information other than for the Company's benefit, except as required by law. Confidential Company Information is not limited to trade secrets; it includes any of the Company's non-public information related to the Company's business (or the business of any entity/person with which the Company does business), such as trade secrets, processes, formulas, data, know-how, negative know-how, improvements, discoveries, developments, designs, inventions, techniques, technical data, customer and supplier lists and information, marketing, merchandising and other selling information, programs, any modifications or enhancements to any of the above, and information (whether or not necessarily in writing) which has actual or potential economic value to the Company. I remain bound by any confidential information provisions of any prior agreement with the Company, including the Employee Proprietary Information and Inventions Agreement, Exhibit A to this Agreement (including my signature on the Termination Certificate). I will inform the Company immediately if I receive a legal demand to disclose Confidential Company Information, and I will not disclose such information while the Company obtains a judicial ruling regarding the demand.

14. **Applicable Law.** This Agreement shall be interpreted under federal law if that law governs, and otherwise under the laws of State of California without regard to its choice of law provisions.

15. **Dispute Resolution.** Except for requests for injunctive relief pending final resolution in arbitration, the Company and I agree to resolve any disputes we may have with each other (including but not limited to those that arise out of, or are related to, this Agreement, as well as the interpretation of this Agreement) through final and binding arbitration before the American Arbitration Association ("AAA") in Sacramento, California, and pursuant to its employment dispute resolution rules (the "AAA Rules"). The Company and I will select an arbitrator by alternately striking from the list of AAA Northern California employment arbitrators, in the absence of a mutual agreement on an arbitrator. The Company and I will equally share the fees and costs of the arbitration. The prevailing party is entitled to recover its attorney fees and costs unless prohibited by law as determined by the arbitrator. The decision of the arbitrator shall be in writing, and shall be final and binding on the parties to the arbitration. The Company and I thus agree to waive our respective rights to have any dispute between us resolved in a court of law by a judge or jury.

16. **Enforceability.** A court (or arbitrator) that finds any part of this Agreement unenforceable should modify only what is required to make the rest enforceable. If a court (or arbitrator) finds any such part incapable of being so modified, it should be severed and the rest of the Agreement enforced. A decision not to enforce this Agreement does not waive any future violation.

17. **Entire Agreement.** This Agreement, including Exhibit A, constitutes the complete understanding between me and the Company.

18. **Time to Consider.** I have been given 21 days to consider this Agreement. I must sign and return this Agreement to the Company in the time given if I want to get the separation pay/benefits listed in Paragraph 3 of this Agreement.

19. **Time to Revoke.** After I sign this Agreement, I have 7 calendar days to revoke it by providing written notice to the Company representative signing below. This Agreement is not effective or enforceable until the revocation period expires. If I revoke this Agreement, I will not receive the separation pay/benefits listed in Paragraph 3 of this Agreement and the terms of this Agreement will not go into effect.

20. **Other Representations.** I agree:

- I have carefully read this Agreement and understand its terms;

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- I have received all pay/compensation/benefits/leave/time off I am due to date, including for overtime or vacation;

- I have not suffered any on-the-job injury for which I have not already filed a claim, and the end of my employment is not related to any such injury;

- I was advised in writing, by getting a copy of this Agreement, to consult with an attorney before signing below; and

- I am signing this Agreement knowingly and voluntarily on or after the conclusion of my services to the Company on April 8, 2016.

_____ 6/8/16
Christopher C. Cambria   (Date)

By: _____ 6/8/16
Aerojet Rocketdyne Holdings, Inc.

Employee Initial: _____